Exhibit 99.1

Medicure to Participate in Renmark's Virtual Non-Deal Roadshow Series on Tuesday, March 30, 2021

WINNIPEG, MB, March 29, 2021 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV: MPH) (OTC: MCUJF), announced today that it will be participating in Renmark Financial Communications Inc.'s live Virtual Non-Deal Roadshow Series to discuss its latest investor presentation on Tuesday, March 30, 2021 at 1:00 PM EST (12:00 PM CST, 11:00 AM MST). Medicure welcomes stakeholders, investors, and other individual followers to register and attend this live event.

The presentation will feature Dr. Albert Friesen, Chief Executive Officer & Chairman of the Board. Topics to be covered will include the latest investor presentation followed by a live Q&A. Investors interested in participating in this event will need to register using the link below. As a reminder, registration for the live event may be limited but access to the replay after the event will be on the Company's website (www.medicure.com).

REGISTER HERE:

https://www.renmarkfinancial.com/events/renmark-virtual-non-deal-roadshow-tsx-v-mph/2021-03-30-170000

  To ensure smooth connectivity, please access this link using the latest version of Google Chrome.

About Medicure Inc.

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug, Inc. ("Marley"), a pharmacy located in North Carolina that offers an Extended Supply mail order drug program serving all 50 states, Washington D.C. and Puerto Rico. Marley is committed to improving the health status of its patients and the communities they serve while reducing overall health care costs for employers and other health care consumers. For more information visit www.marleydrug.com. To learn more about The Extended Supply Generic Drug Program call 800.286.6781 or email info@marleydrug.com. For more information on Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, refer to the full Prescribing Information. For additional information about ZYPITAMAG®, refer to the full Prescribing Information.

About Renmark Financial Communications Inc.

Founded in 1999, Renmark Financial Communications Inc. is North America's leading retail investor relations firm.  Employing a strategic and comprehensive mix of exposure tactics; Renmark hosts Virtual Non-Deal Roadshows as well as in-person corporate presentations and maintains daily communications with thousands of brokers and money managers across Canada and the United States. Renmark empowers its publicly-traded clientele to maximize their visibility within the financial community and strengthen their investor audience.

View original content:http://www.prnewswire.com/news-releases/medicure-to-participate-in-renmarks-virtual-non-deal-roadshow-series-on-tuesday-march-30-2021-301257953.html

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2021/29/c5622.html

%CIK: 0001133519

For further information: Renmark Financial Communications Inc., Account Manager: email@renmarkfinancial.com, Tel.: (416) 644-2020 or (212) 812-7680, www.renmarkfinancial.com

CO: Medicure Inc.

CNW 19:26e 29-MAR-21